UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

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Commission File Number: 001-40212

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Connect Biopharma Holdings Limited
(Translation of registrant's name into English)

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12265 El Camino Real, Suite 350
San Diego, CA 92130, USA
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Departure of Directors or Certain Officers

On June 10, 2024, Zheng Wei, Ph.D. informed Connect Biopharma Holdings Limited (the “Company”) of his intention to resign as Chief Executive Officer of the Company, effective as of June 12, 2024. Dr. Zheng Wei’s resignation from the Company was not made in connection with a disagreement with the Company on any matter relating to the Company’s operations, policies or practices and Dr. Zheng Wei is currently expected to continue serving the Company in a transitional capacity.

Additionally, on June 10, 2024, Wubin Pan, Ph.D. informed the Company of his intention to resign as President of the Company, effective as of June 12, 2024. Dr. Wubin Pan’s resignation from the Company was not made in connection with a disagreement with the Company on any matter relating to the Company’s operations, policies or practices and Dr. Wubin Pan is currently expected to continue serving the Company in a transitional capacity.

Appointment of Chair of Board of Directors

On June 10, 2024, the Board of Directors of the Company (the “Board”) replaced Dr. Wubin Pan with Kleanthis G. Xanthopoulos, Ph.D., as Chairperson of the Board.
Election of Directors; Appointment of Certain Officers

Appointment of Barry Quart, Pharm.D. as Chief Executive Officer and member of the Board

On June 12, 2024, the Company announced the appointment of Barry Quart, Pharm.D. as Chief Executive Officer, effective as of June 12, 2024. Prior to joining the Company, Dr. Quart served as Chief Executive Officer of Heron Therapeutics, Inc. from May 2013 until May 2023. In 2006, Dr. Quart co-founded Ardea Biosciences, Inc. and served as its President and Chief Executive Officer from its inception through 2013, and as a director through its acquisition by AstraZeneca PLC in 2012. Previously, he was with Pfizer Inc. as Senior Vice President of Pfizer Global Research and Development, and the director of Pfizer’s La Jolla Laboratories. Prior to Pfizer’s acquisition of the Warner-Lambert Company, Dr. Quart was President of Research and Development at Agouron Pharmaceuticals, Inc., a division of the Warner-Lambert Company. He joined Agouron in 1993 and was instrumental in the development and registration of Viracept® (nelfinavir). Dr. Quart served as a director of Heron Therapeutics, Inc. from May 2013 until May 2023 and, since December 2015, he has served as a director of Kiniksa Pharmaceuticals, Ltd., a biopharmaceutical company. Dr. Quart received a Pharm.D. degree from the University of California, San Francisco.

On June 10, 2024, the Board increased the size of the Board by one director and appointed Dr. Quart as a member of the Board, effective as of June 12, 2024. The Board has concluded that Dr. Quart should serve as a director based on his experience in senior management, as a director and with other biotechnology and pharmaceutical companies and his prior drug development experience.

Dr. Quart has entered into the Company’s standard form of Indemnification Agreement, the form of which was filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1/A, filed with the Securities and Exchange Commission on March 17, 2021.

There is no arrangement or understanding between Dr. Quart and any other person pursuant to which Dr. Quart was appointed as a director. Dr. Quart is not a party to any transaction that would require disclosure under Item 404(a) of Regulation S-K promulgated under the Securities Act of 1933, as amended. The Board has determined that Dr. Quart is not an independent director in accordance with the listing requirements of The Nasdaq Stock Market LLC.

Appointment of David Szekeres as President

On June 12, 2024, the Company announced the appointment of David Szekeres as President, effective as of June 12, 2024. Prior to joining the Company, Mr. Szekeres served as Chief Operating Officer and Head of Finance of Heron Therapeutics, Inc. from March 2016 until August 2023. Prior to this, he served as Chief Business Officer, Principal Financial Officer and General Counsel at Regulus Therapeutics Inc. from February 2014 to December 2015. Mr. Szekeres also served as Head of Mergers and Acquisitions, Securities and Governance, at Life Technologies Corporation from March 2008 through its acquisition by Thermo Fisher Scientific in February 2014. Mr. Szekeres currently serves on Sanford Burnham Prebys’ board of directors. He served on the board of directors of Edico Genome Inc. from March 2014 until its acquisition by Illumina in 2018 and Patara Pharma from October 2014 until its acquisition by Roivant Sciences in 2018. Mr. Szekeres received his undergraduate degree in criminology, law and society from the University of California, Irvine and his J.D. from Duke University School of Law.

Compensatory Arrangements of Certain Officers

Adoption of 2024 Employment Inducement Incentive Award Plan

On June 10, 2024, the Board approved the Connect Biopharma Holdings Limited 2024 Employment Inducement Incentive Award Plan (the “2024 Inducement Plan”). The terms of the 2024 Inducement Plan are substantially similar to the terms of the Company’s 2021 Stock Incentive Plan with the exception that incentive stock options may not be issued under the Inducement Plan and awards under the Inducement Plan may only be issued to eligible recipients under the applicable Nasdaq rules. The 2024 Inducement Plan was adopted by the Board without stockholder approval and any awards under the Plan are being made pursuant to Rule 5635(c)(4) of the Nasdaq Listing Rules.

The Board has initially reserved 4,500,000 shares of the Company’s ordinary shares for issuance pursuant to awards granted under the 2024 Inducement Plan. In accordance with Rule 5635(c)(4) of the Nasdaq Listing Rules, awards under the 2024 Inducement Plan may only be made to an employee who has not previously been an employee or member of the board of directors of the Company or any subsidiary, or following a bona fide period of non-employment by the Company or a subsidiary, if he or she is granted such award in connection with his or her commencement of employment with the Company or a subsidiary and such grant is an inducement material to his or her entering into employment with the Company or such subsidiary.

A complete copy of the 2024 Inducement Plan and the form of stock option agreement to be used thereunder is filed herewith as Exhibit 10.1 and incorporated herein by reference. The above summary of the 2024 Inducement Plan does not purport to be complete and is qualified in its entirety by reference to such exhibit.
Employment Agreement with Barry Quart, Pharm.D.

Effective June 12, 2024, Connect Biopharm LLC entered into an employment agreement with Barry Quart, Pharm.D. setting forth the terms of his employment as the Chief Executive Officer of Connect

Biopharm LLC and the Company. Pursuant to the agreement, Dr. Quart is entitled to an annual base salary of $650,000, which amount is subject to annual review by and at the sole discretion of the Board. Dr. Quart’s employment agreement provides that he may be eligible to earn an annual performance-based bonus with a target amount equal to 55% of his annual base salary. In addition, Dr. Quart is entitled to reimbursement of up to $10,000 for his expenses incurred in connection with relocating to San Diego.

Pursuant to his employment agreement, if we terminate Dr. Quart’s employment other than for cause or Dr. Quart terminates his employment for good reason (each as defined in his employment agreement), he is entitled to the following payments and benefits, subject (except as provided below) to his timely execution and non-revocation of a general release of claims in favor of the Company: (1) his fully earned but unpaid base salary and accrued and unused paid time off through the date of termination at the rate then in effect, any annual bonus payable for any prior calendar year (to the extent not previously paid), plus all other amounts under any compensation plan or practice to which he is entitled, (2) a payment equal to 18 months of his then-current base salary, payable in a lump sum payment 60 days following the termination date; (3) a payment equal to his target annual bonus for the calendar year in which the termination date occurs, payable in a lump sum payment 60 days following the termination date; (4) payment of the COBRA premiums for him and his eligible dependents until the earliest of (a) the expiration of 18 months following his termination date, (b) expiration of his eligibility for continuation coverage under COBRA, or (c) the date he becomes eligible for health insurance coverage in connection with his new employment; and (5) 12 months of accelerated vesting of any outstanding time-based awards.

In the event that such termination occurs during the period beginning two (2) months prior to and ending twelve (12) months following a change in control of the Company (as defined in his employment agreement), in lieu of the benefits described above, Dr. Quart is entitled to the following payments and benefits, subject to his timely execution and non-revocation of a general release of claims in favor of the Company: (1) his fully earned but unpaid base salary and accrued and unused paid time off through the date of termination at the rate then in effect, any annual bonus payable for any prior calendar year (to the extent not previously paid), plus all other amounts under any compensation plan or practice to which he is entitled, (2) a payment equal to 24 months of his then-current base salary, payable in a lump sum payment 60 days following the termination date; (3) a payment equal to his target annual bonus for the calendar year in which the termination date occurs, payable in a lump sum payment 60 days following the termination date; (4) payment of the COBRA premiums for him and his eligible dependents until the earliest of (a) the expiration of 24 months following his termination date, (b) expiration of his eligibility for continuation coverage under COBRA, or (c) the date he becomes eligible for health insurance coverage in connection with his new employment; and (5) 100% acceleration of all of his outstanding time-based awards effective as of the later of (i) the effective date of the release, or (ii) the date of such change in control (provided, that, the accelerated vesting of any stock awards that are performance-based shall be governed by the terms of the applicable equity plan and stock award agreement pursuant to which they were granted).

In the event we terminate Dr. Quart’s employment for cause, he terminates his employment without good reason, or upon his death or permanent disability, he is entitled to receive only his fully earned but unpaid base salary and accrued and unused paid time off through the date of termination at the rate then in effect, any annual bonus payable for any prior calendar year (to the extent not previously paid), plus all other amounts under any compensation plan or practice to which he is entitled.

Employment Agreement with David Szekeres

Effective June 12, 2024, Connect Biopharm LLC entered into an employment agreement with David Szekeres, setting forth the terms of his employment as the President of the Company. Pursuant to the agreement, Mr. Szekeres is entitled to an annual base salary of $500,000, which amount is subject to annual review by and at the sole discretion of the Board. Mr. Szekeres’s employment agreement provides that he may be eligible to earn an annual performance-based bonus with a target amount equal to 50% of his annual base salary.

Pursuant to his employment agreement, if we terminate Mr. Szekeres’s employment other than for cause or Mr. Szekeres terminates his employment for good reason (each as defined in his employment agreement), he is entitled to the following payments and benefits, subject (except as provided below) to his timely execution and non-revocation of a general release of claims in favor of the Company: (1) his fully earned but unpaid base salary and accrued and unused paid time off through the date of termination at the rate then in effect, any annual bonus payable for any prior calendar year (to the extent not previously paid), plus all other amounts under any compensation plan or practice to which he is entitled, (2) a payment equal to 18 months of his then-current base salary, payable in a lump sum payment 60 days following the termination date; (3) a payment equal to his target annual bonus for the calendar year in which the termination date occurs, payable in a lump sum payment 60 days following the termination date; (4) payment of the COBRA premiums for him and his eligible dependents until the earliest of (a) the expiration of 18 months following his termination date, (b) expiration of his eligibility for continuation coverage under COBRA, or (c) the date he becomes eligible for health insurance coverage in connection with his new employment; and (5) 12 months of accelerated vesting of any outstanding time-based awards.

In the event that such termination occurs during the period beginning two (2) months prior to and ending twelve (12) months following a change in control of the Company (as defined in his employment agreement), in addition to the severance payments and benefits described above, Mr. Szekeres is entitled to 100% acceleration of all of his outstanding time-based awards effective as of the later of (1) the effective date of the release, or (2) the date of such change in control (provided, that, the accelerated vesting of any stock awards that are performance-based shall be governed by the terms of the applicable equity plan and stock award agreement pursuant to which they were granted).

In the event we terminate Mr. Szekeres’s employment for cause, he terminates his employment without good reason, or upon his death or permanent disability, he is entitled to receive only his fully earned but unpaid base salary and accrued and unused paid time off through the date of termination at the rate then in effect, any annual bonus payable for any prior calendar year (to the extent not previously paid), plus all other amounts under any compensation plan or practice to which he is entitled.

Complete copies of Dr. Quart’s and Mr. Szekeres’ employment agreements are filed herewith as Exhibits 10.2 and 10.3, respectively, and incorporated herein by reference. The above summaries of Dr. Quart’s and Mr. Szekeres’ employment agreements do not purport to be complete and are qualified in their entirety by reference to such exhibits.

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-264340) and Form S-8 (File Nos. 333-254254 and 333-266006) of the Company, filed with the Securities and Exchange Commission, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description

Exhibit 10.1	Connect Biopharma Holdings Limited 2024 Employment Inducement Incentive Award Plan and Form of Stock Option Agreement thereunder

Exhibit 10.2	Employment Agreement between Connect Biopharm LLC and its affiliates and Barry Quart

Exhibit 10.3	Employment Agreement between Connect Biopharm LLC and its affiliates and David Szekeres

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 12, 2024	CONNECT BIOPHARMA HOLDINGS LIMITED

	By	/s/ Steven Chan
		Name:	Steven Chan
		Title:	Chief Financial Officer